March 15, 2010

BY EDGAR AND FAX

Ms. Kathleen Krebs

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549

Re:	Mitel Networks Corporation

Registration Statement on Form F-1, filed December 22, 2009, and

Amendment No. 1 thereto, filed February 4, 2010

File No. 333-163930

Dear Ms. Krebs:

On behalf of our client, Mitel Networks Corporation (“Mitel”), we hereby acknowledge receipt of the comment letter, dated February 16, 2010 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced Registration Statement (the “Registration Statement”).

With reference to comment 3 of the Comment Letter, Mitel hereby advises the Staff that the anticipated offering price range is $18.00 to $21.00 per common share (the “Anticipated Price Range”). Mitel currently intends to include a price range, which range will be no greater than $2.00 and will fall within the Anticipated Price Range, in a preliminary prospectus included in an amendment to the Registration Statement that Mitel will file with the Commission prior to commencement of marketing in respect of the offering contemplated by the Registration Statement.

The Anticipated Price Range is based on an anticipated fifteen (15) to one (1) reverse split of Mitel’s common shares (the “Reverse Split”), which will occur prior to completion of the offering contemplated by the Registration Statement. On a pre-Reverse Split basis, the Anticipated Price Range implies an offering price range of $1.20 to $1.40 per Mitel common share.

March 15, 2010

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at 416-360-5134 or Stephen Centa at 416-360-5131.

Very truly yours,

/s/ Adam M. Givertz

Adam M. Givertz

cc:	Donald W. Smith

Greg Hiscock

Mitel Networks Corporation

Riccardo A. Leofanti

Skadden, Arps, Slate, Meagher & Flom LLP

Stephen Centa

Shearman & Sterling